PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code：857)

LIST OF DIRECTORS AND THEIR ROLES AND FUNCTIONS

The members of the board of directors (the “Board”) of PetroChina Company Limited are set out below:

Chairman：Dai Houliang

Vice Chairman and Non-Executive Director：Hou Qijun

Non-Executive Directors：

Duan Liangwei

Xie Jun

Executive Directors：

Huang Yongzhang

Ren Lixin

Zhang Daowei

Independent Non-Executive Directors：

Cai Jinyong

Jiang, Simon X.

Zhang Laibin

Hung Lo Shan Lusan

Ho Kevin King Lun

The Board has established five Board Committees. The table below provides membership information of these Board Committees on which certain Board members serve:

Board Committee Director	Nomination Committee	Audit Committee	Investment and Development Committee	Examination and Remuneration Committee	Sustainable Development Committee
Dai Houliang	C
Hou Qijun			C
Duan Liangwei		M		M
Xie Jun			M
Huang Yongzhang			M		C
Ren Lixin					M
Zhang Daowei					M
Cai Jinyong	M			C
Jiang, Simon X.	M	M
Zhang Laibin					M
Hung Lo Shan Lusan		C
Ho Kevin King Lun				M

Notes:

C	Chairman of the relevant Board Committees
M	Member of the relevant Board Committees

Beijing, the PRC

20 December 2023